November 19, 2018

Adam Logal
Senior Vice President, Chief Financial Officer, and Treasurer
Opko Health, Inc.
4400 Biscayne Blvd.
Miami, FL 33137

       Re: Opko Health, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 9, 2018
           File No. 001-33528

Dear Mr. Logal:

       We have reviewed your October 11, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2018 letter.

Form 10-Q for the Period Ended September 30, 2018

Notes to Consolidated Financial Statements
Note 14 Segments, page 37

1. Please tell us how you considered the requirements of ASC 280-10-50-40 in determining whether to provide the disclosure regarding your revenues from each product and service or each group of similar products and services. In this regard, we noted that your
      Diagnostics segment includes BioReference laboratory divisions in disclosure beginning on page 7 and separate disclosure with regards to your 4Kscore tests beginning on page 8 in your Form 10-K for the year ended December 31, 2017.
 Adam Logal
FirstName LastNameAdam Logal
Opko Health, Inc.
Comapany 19, 2018 Health, Inc.
November NameOpko
November 19, 2018 Page 2
Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 42

2. For each of the periods presented, please provide us with proposed disclosure to be included in future filings beginning with your next Form 10-K to further clarify, as noted
         in prior responses, the following:
           why genomics reimbursement decreased from the prior periods and why test volumes decreased from the prior periods
3. Please provide us with proposed disclosure to included in future filings beginning with your next Form 10-K disaggregating the adjustments to estimated collection amounts from third-party payors by each significant factor noted.
4. We noted in your third quarter 2018 earnings call transcript that you continue to see improvements in your overall volumes within your clinical laboratory testing and double-
         digit growth within your genomics testing. Please reconcile for us your statements to the disclosure provided on page 42 noting "Revenue from services for the three months ended
         September 30, 2018 were negatively affected by $3.5 million as a result of reduction in test volumes..."
Critical Accounting Policies and Estimates
Goodwill and intangible assets, page 52

5. Given the decreases in revenues at Biologics and the local draft determination issued by
         Novitas Solutions, Inc. proposing not to provide coverage for your 4Kscore test, combined with recurring historical operating losses in your Diagnostics segment, please tell us the following regarding your testing of goodwill for impairment for the reporting units in your
         Diagnostics segment:
           The date you last tested goodwill for impairment for the reporting units.
           Whether any of your reporting units had a fair value that was not substantially in excess of carrying value.
           For those reporting units, the percentage by which fair value exceeded carrying value as of the date of the most recent test.
           The amount of goodwill allocated to each reporting unit.
           A description of the methods and key assumptions used and how the key assumptions were determined.
           A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time).
 Adam Logal
Opko Health, Inc.
November 19, 2018
Page 3

       You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 with any questions.



FirstName LastNameAdam Logal                           Sincerely,
Comapany NameOpko Health, Inc.
                                                       Division of Corporation
Finance
November 19, 2018 Page 3                               Office of Healthcare &
Insurance
FirstName LastName